Leading Brands, Inc.

Management’s Discussion & Analysis
For the three and six months ended August 31, 2012

September 19, 2012

The following information should be read in conjunction with Leading Brands, Inc.’s (“the Company”) February 29, 2012 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

The Company and its subsidiaries are involved in the development, production, marketing and distribution of the Company’s branded and licensed beverage brands. The Company also bottles beverages for third parties, under contract.

The Company sells branded and licensed beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and grocery chains. Its principal product lines include juices and other premium beverages. The Company’s bottling plant provides bottling services for the Company’s own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

Non-GAAP Measures

In addition to GAAP measures, the Company uses the non-GAAP measures “Earnings Before Interest, Taxes, Depreciation, Amortization, and Stock Based Compensation” (“EBITDAS”), “Net Income Before Stock Based Compensation”, “Margin”, “Margin Percentage”, and “Total Net Working Capital” to make strategic decisions and provide investors with a basis to evaluate operating performance Non-GAAP measures do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other companies. Included in this report is a table reconciling GAAP Net Income to Net Income Before Stock Based Compensation. In addition, included in other information on page 5 of this report are tables calculating EBITDAS, Margin, Margin Percentage, and Total Net Working Capital.

Overall Performance

During the three months ended August 31, 2012 the Company held its margin percentage at 41.9% This is consistent with the 42.4% margin percentage realized in the comparative three months ended Aug 31, 2011, and greater than the 38.7% margin percentage realized for the year–ended February 29, 2012.

For the three months ended August 31, 2012, the Company reported gross sales of $5.7 million and net income of $592,479 as compared to gross sales of $5.7 million and net income of $645,989 in the corresponding quarter of the prior year.

Results of Operations

Revenue

	Quarter ended	Quarter ended
Revenue	August 31, 2012	August 31, 2011	Change
Manufactured
Products	$5,491,266	$5,466,698	$24,568
Purchased Products	203,912	262,690	(58,778)
Total Gross Revenue	$5,695,178	$5,729,388	$(34,210)
Discounts, Allowances and Rebates	(277,090)	(258,653)	(18,437)
Net Revenue	$5,418,088	$5,470,735	$(52,647)

Gross revenue for the quarter ended August 31, 2012 was $5,695,178 compared to $5,729,388 for the same period of the previous year, representing a decrease of $34,210 or 0.6% .

Discounts, rebates and slotting fees for the quarter ended August 31, 2012 increased $18,437 compared to the same period of the prior year as a result of higher discounts on the Company’s branded beverages during the period to support the move of certain brands into new package sizes and configurations.

	Six months ended	Six months ended
Revenue	August 31, 2012	August 31, 2011	Change
Manufactured
Products	$10,181,772	$10,582,619	$(400,847)
Purchased Products	453,344	492,238	(38,894)
Total Gross Revenue	$10,635,116	$11,074,857	$(439,741)
Discounts, Allowances and Rebates	(552,917)	(598,195)	45,278
Net Revenue	$10,082,199	$10,476,662	$(394,463)

Gross revenue for the six months ended August 31, 2012 was $10,635,116 compared to $11,074,857 for the same period of the previous year, representing a decrease of $439,741 or 4.0% . This decrease is principally due to the transition of certain brands into new package sizes and configurations.

Discounts, rebates and slotting fees for the six months ended August 31, 2012 decreased $45,278 compared to the same period of the prior year as a result of lower discounts of a licensed brand.

Cost of Sales

	Quarter ended	Quarter ended
Cost of Sales	August 31, 2012	August 31, 2011	Change
Manufactured
Products	$2,986,601	$2,917,091	$69,510
Purchased Products	161,663	235,366	(73,703)
Total	$3,148,264	$3,152,457	$(4,193)

Cost of sales for the quarter ended August 31, 2012 were $3,148,264 compared to $3,152,457 for the same period of the previous year, representing a decrease of $4,193 or 0.1% .

	Six months ended		Six months ended
Cost of Sales	August 31, 2012		August 31, 2011	Change
Manufactured
Products	$5,570,190	$	$ 5,698,269	$(128,079)
Purchased Products	365,113		441,037	(75,924)
Total	$5,935,303		$6,139,306	$(204,003)

Cost of sales for the six months ended August 31, 2012 were $5,935,303 compared to $6,139,306 for the same period of the previous year, representing a decrease of $204,003 or 3.3% . The decrease in cost of sales is the result of a corresponding decrease in sales volumes.

Margin

	Quarter ended	Quarter ended
Margin	August 31, 2012	August 31, 2011	Change
Manufactured Products	$2,244,901	$2,303,886	$(58,985)
Purchased Products	24,923	14,392	11,531
Total	$2,269,824	$2,318,278	$(47,454)
Margin percentage	41.9%	42.4%	(0.5% )

Margin for the quarter ended August 31, 2012 was $2,269,824 compared to $2,318,278 for the same quarter of the previous year. The margin percentage of 41.9% for the quarter ended Aug 31, 2012 represents a decrease in margin percentage of 0.5% over the prior comparative year.

	Six months ended	Six months ended
Margin	August 31, 2012	August 31, 2011	Change
Manufactured Products	$4,104,046	$4,310,972	$(206,925)
Purchased Products	42,850	26,384	16,465
Total	$4,146,896	$4,337,356	$(190,460)
Margin percentage	41.1%	41.4%	(0.3% )

Margin for the six months ended August 31, 2012 was $4,146,896 compared to $4,337,356 for the same period of the previous year. The margin percentage of 41.1% for the six months ended August 31, 2012 represents a decrease in margin percentage of 0.3% over the prior comparative year.

Selling, General and Administration Expenses

Selling, general and administration expenses increased by $185,776 (17.2%) from $1,081,338 in the same quarter of the prior year to $1,267,114 in the quarter ended August 31, 2012. That increase was associated with certain brand development costs and test marketing of a new brand.

Summary of Quarterly Results

	August31 (Q2)		May31 (Q1)		February29/28 (Q4)		November30 (Q3)
	2012	2011	2012	2011	2012	2011	2011	2010
Net sales / operating revenue	$ 5,418,088	$ 5,470,735	$ 4,664,111	$ 5,005,927	$ 3,692,886	$ 3,858,181	$ 4,234,504	$ 4,047,859
Net income	$592,479	$645,989	$ 411,479	$ 448,061	$ 211,682	$ 12,232	$ 245,126	$ 46,588
Net income per share	$0.19	$0.19	$ 0.13	$ 0.13	$ 0.07	$ 0.00	$ 0.07	$ 0.01
Net income per share, diluted	$0.17	$0.18	$ 0.12	$ 0.12	$ 0.07	$ 0.00	$ 0.07	$ 0.01

The Company’s financial performance in its first two fiscal quarters is generally stronger than the last two fiscal quarters due to the seasonal nature of the beverage business.

The Company recognizes stock based compensation expense as a selling, general and administration expense. This non-cash charge relates to options granted to officers, directors and consultants of the company. Net Income before Stock Based Compensation Expense is as follows:

	August31 (Q2)		May31 (Q1)		February29/28 (Q4)		November30 (Q3)
	2012	2011	2012	2011	2012	2011	2011	2010
Net income	$592,479	$ 645,989	$ 411,479	$ 448,061	$ 211,682	$ 12,232	$ 245,126	$ 46,588
Stock based compensation	$ 43,863	$ 64,419	$ 46,011	$ 167,180	$ 414,822	$ 218,450	$ 26,381	$ 205,539
Net income before stock based compensation	$ 636,342	$ 710,408	$ 457,490	$ 615,241	$ 626,504	$ 230,682	$ 271,507	$ 252,127

Other Information

EBITDAS	Quarter ended	Quarter ended	Six months ended	Six months ended
	August 31, 2012	August 31, 2011	August 31, 2012	August 31, 2011
Net income	$592,479	$645,989	$1,003,958	$1,094,050
Interest, net	4,638	24,282	7,245	49,569
Depreciation and amortization	163,243	168,463	321,741	335,643
Stock based compensation expense	43,863	64,419	89,874	233,061
Income taxes	226,966	299,346	405,356	520,877
EBITDAS	$1,031,189	$1,202,499	$1,828,174	$2,233,200

Margin	Quarter ended	Quarter ended	Six months ended	Six months ended
	August 31, 2012	August 31, 2011	August 31, 2012	August 31, 2011
Net revenue	$5,418,088	$5,470,735	$10,082,199	$10,476,662
Less: cost of sales	(3,148,264)	(3,152,457)	(5,935,303)	(6,139,306)
Margin	$2,269,824	$2,318,278	$4,146,896	$(4,337,356)
Margin % of Net Revenue	41.9%	42.4%	41.1%	41.4%

Related Party Transactions

Related party transactions are included in the accounts of the Company as follows:

		Quarter ended	Quarter ended	Six months ended	Six months ended
		August 31, 2012	August 31, 2011	August 31, 2012	August 31, 2011

i)	Incurred consulting fees with a company related by a director in common	$ 21,000	$ 21,000	$ 42,000	$ 42,000

ii)	Incurred professional service fees with a company related by a director in common	132,000	132,000	264,000	264,000

iii)	Incurred marketing consulting services with a company related by a director in common	20,000	17,800	40,000	37,100

iv)	Incurred consulting fees with a company related by an officer in common	73,950	57,450	149,550	122,250

v)	Incurred services from a company related by a director in common	31,990	1,480	33,605	5,428

Cash Flows

Cash provided by (used in):	Quarter ended	Quarter ended
	August 31, 2012	August 31, 2011	Change
Operating activities	$1,125,842	$1,217,811	$(91,969)
Investing activities	$(384,978)	$(50,939)	$(334,039)
Financing activities	$(1,374,713)	$(1,024,551)	$(350,162)

During the quarter, cash generated from operating activities decreased by $91,969 compared to the same period of the prior year. The decrease is the result of an increase of inventory balances on hand, offset by the decrease in accounts receivable due to timing of payments around quarter-end.

The increase in cash utilized for investing activities, period over period, is attributable to development and test marketing of a new brand.

Cash utilized for financing activities was $1,374,713 during the quarter, representing a $350,162 increase compared to Q2 of 2011. The increase in cash utilized by financing activities is a result of the Company’s repurchase of 283,420 shares at a cost of $1,371,018, and debt payment of $33,452. During Q2 2012, 10,000 options were exercised for proceeds of $29,757.

Cash provided by	Six months ended	Six months ended
(used in):	August 31, 2012	August 31, 2011	Change
Operating activities	$1,643,875	$1,488,862	$155,013
Investing activities	$(570,038)	$(295,392)	$(274,646)
Financing activities	$(1,410,879)	$(1,448,943)	$38,064

For the six months ended August 31, 2012, cash generated rose by $155,013 compared to the same period of the prior year. This increase is primarily attributable to an improvement in collection time.

Investing activities are attributable to new capital expenditures for development and test marketing of a new brand.

Cash utilized for financing activities was $1,410,879 during the six months ended August 31, 2012. Of that, $1,374,239 was the result of the share repurchase programs compared to $946,028 in the same period of the prior year. Debt was reduced by $66,397 compared to $502,915 in the same period of the prior year. During Q2 of 2012, 10,000 options were exercised for proceeds of $29,757.

Liquidity and Capital Resources

The Company has realized a net working capital decrease of 6.7% since the prior year-ended February 29, 2012. As at August 31, 2012, the Company has net working capital of $1,332,972. In addition, at August 31, 2012 the Company had $654,000 available under its revolving line of credit (limit of $3,500,000 subject to the availability of eligible collateral). At August 31, 2012 this credit facility was not utilized.

Total Net Working Capital	August 31, 2012	February 29, 2012
Total Current Assets	$3,098,817	$3,444,485
Less: Total Current Liabilities	(1,774,212)	(2,015,162)
Total Net Working Capital	$1,324,605	$1,429,323

Considering the positive net working capital position, including the cash and cash equivalents on hand at August 31, 2012, and available debt, the Company believes that it has sufficient working capital.

Risks and uncertainties

The types of risks and uncertainties that may affect the Company have not changed since February 29, 2012 and are included in the February 29, 2012 annual Management’s Discussion and Analysis.

Credit Risk

The company’s credit risk is primarily attributable to its accounts receivable. The credit risk related to accounts receivable arises from customers’ potential inability to meet their obligations as agreed. The accounts receivable are presented on the balance sheet net of a provision for bad debts, which is estimated by the Company’s management based on past experience and its assessment of current economic conditions.

As at August 31, 2012 the Company is exposed to credit through the following assets:

	August 31, 2012	February 29, 2012
Trade receivables	$617,536	$719,250
Other receivables	34,259	46,494
Allowance for doubtful accounts	$(47,130)	$(43,357)
	$604,665	$722,387

Any credit risk exposure on cash balances is considered insignificant as the Company holds cash and cash equivalents only in major financial institutions in Canada. On the basis that these financial institutions are believed by Management to be financially sound, relatively minimal credit risk is deemed to exist.

The Company’s customers consist mainly of beverage distributors and wholesale and retail grocery suppliers and distributors principally located in North America. During the quarter ended August 31, 2012, the Company’s ten largest customers comprised approximately 93% of sales compared with 87% in the last fiscal year ended February 29, 2012 and no one customer comprised more than 84% of sales compared with 78% in the last fiscal year. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition and applies rigorous procedures to assess the credit worthiness of new clients. It sets a specific credit limit per client and regularly reviews this limit.

As at August 31, 2012, 100% of the trade receivables are classified as current, or have been provided for.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 10 of the interim financial statements. The Company maintains detailed forecasts as well as long-term operating and strategic plans. Managing liquidity requires monitoring of projected cash inflows and outflows using forecasts of the Company’s financial position to ensure adequate and efficient use of cash resources. The appropriate liquidity level is established based on historical volatility and seasonal requirements, as well as planned investments and debt maturity requirements.

Market risk

Currency risk

The Company concludes sales in U.S. dollars to customers in the U.S. The Company also purchases raw materials as well as equipment in U.S. dollars. Consequently, it is exposed to the risk of exchange rate fluctuations with respect to the receivable and payable balances denominated in U.S. Dollars. The Company has not hedged its exposure to currency fluctuations.

A 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $45,500 on net earnings for the quarter ended August 31, 2012. A 5% U.S./Canadian dollar decrease would have a positive impact of similar magnitude.

Interest rate risk

The Company is exposed to interest rate risk arising from its variable rate interest-bearing financial obligations which are the Company’s operating line of credit and the long-term loan with the Company’s primary lender. A negative impact on cash flows could occur if there was an increase in prime rates. A decrease in these same rates would have a positive impact of similar magnitude.

The company maintains a combination of fixed rate and variable rate debts. Fixed rate debt is used mainly in relation to the business’s long-term obligations arising from acquisitions of long-term assets. Bank indebtedness may be used to finance the Company’s working capital and fluctuates according to seasonal factors specific to the Company.

As at August 31, 2012, the Company held no debt with variable interest rates such that a 1% change in the interest rate would have no impact.

Fair Value of Financial Instruments

The Company’s financial instruments measured at fair value on the balance sheet are limited to cash and cash equivalents which is classified as level 1, and a non-employee stock option embedded derivative liability which is classified as level 3. See Note 5 for results of fair valuation of the derivative liability in the period.

Disclosure of Outstanding Share Data

At September 19, 2012, the Company had 2,962,348 issued and outstanding common shares, 966,433 issued and outstanding stock options, of which 916,753 were vested, and 363,400 issued and outstanding common share purchase warrants.

Disclosure of Controls and Procedures and Internal Control over Financial Reporting

The Chief Executive Officer and the Principal Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with U.S. GAAP. There have been no material changes in the Company’s internal controls over financial reporting during the period, which would materially affect, or are likely to materially affect, the Company’s internal controls.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met.

Safe Harbor for Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

  business objectives, goals and strategic plans;
  operating strategies;
  expected future revenues, earnings and margins;
  anticipated operating, selling and general and administrative costs;
  availability of raw materials, including water, sugar, cardboard and closures and flavoring;
  effects of seasonality on demand for our products;
  anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
  our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2012;
  anticipated capital expenditures; and
  anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.